Exhibit (a)(5)(A)

Tether Announces the Results of Tender Offer for Common Shares of Adecoagro S.A.

April 25, 2025 : Tether Investments, S.A. de C.V. (“Tether”), a member of the Tether Group which includes the issuer of USDT, the world’s largest stablecoin, announced today the results of its tender offer to acquire up to 49,596,510 common shares, nominal value $1.50 per share (“Common Shares”), of Adecoagro S.A. (NYSE: AGRO) (“Adecoagro”) at a price of $12.41 per Common Share, in cash, without interest thereon and less any required withholding taxes (the “Offer”), which expired at 12:00 midnight, New York City time, on April 24, 2025.

Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), has advised Tether that as of the expiration of the Offer a total of 67,075,545 Common Shares were validly tendered (and not validly withdrawn).

This follows the March 27, 2025 announcement that Tether and Adecoagro had entered into a Transaction Agreement, unanimously approved by Adecoagro’s Board of Directors, under which Tether would acquire a controlling interest in Adecoagro through a tender offer for up to 70% of its outstanding Common Shares.

Tether will accept for purchase (and will purchase) 49,596,510 Common Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer. Because the Offer was oversubscribed, before Tether can accept for purchase (and purchase) Common Shares, a proration factor will need to be applied. Tether will accept for purchase (and purchase) from each tendering shareholder a percentage (equal to the proration factor) of the number of Common Shares validly tendered (and not validly withdrawn) by such tendering shareholder (subject to rounding with respect to any resulting fractional Common Shares). Tether has determined that the proration factor is approximately 73.9%.

Tether will cause the Depositary to pay, as promptly as practicable, for all Common Shares accepted for payment pursuant to the Offer, and to return to tendering shareholders, as promptly as possible, all Common Shares that (due to the proration factor) are not accepted for payment pursuant to the Offer.

Forward Looking Statements

This release contains information that may constitute forward-looking statements for purposes of applicable securities laws. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as "anticipate," "estimate," "expect," "believe," "will likely result," "outlook," "project" and other words and expressions of similar meaning. Investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including those set forth in the Offer to Purchase and the other tender offer documents and Adecoagro’s Form 20-F for the fiscal year ended December 31, 2024 and subsequent filings with the SEC. Consequently, all forward-looking statements in this release are qualified by such factors, risks and uncertainties. In addition, the forward-looking statements included in this press release represent Tether’s views as of the date of this press release and these views could change. However, while Tether may elect to update these forward-looking statements at some point, Tether specifically disclaims any obligation to do so, other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing Tether’s views as of any date subsequent to the date of this release.

Contacts

press@tether.to